UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

 Publicly-Held Company

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco), in compliance with the Systematic of Monthly Payment of Interest on Shareholders’ Equity (Systematic), informs the schedule of payment of monthly interest on shareholders’ equity for the fiscal year of 2020, approved by its Board of Directors, as follows:

Month to which it referred

	Date of declaration and base date of Right	Date “ex-right”	Payment Date
January	January 2, 2020	January 3, 2020	February 3, 2020
February	February 3, 2020	February 4, 2020	March 2, 2020
March	March 2, 2020	March 3, 2020	April 1, 2020
April	April 1, 2020	April 2, 2020	May 4, 2020
May	May 4, 2020	May 5, 2020	June 1, 2020
June	June 1, 2020	June 2, 2020	July 1, 2020
July	July 1, 2020	July 2, 2020	August 3, 2020
August	August 3, 2020	August 4, 2020	September 1, 2020
September	September 1, 2020	September 2, 2020	October 1, 2020
October	October 1, 2020	October 2, 2020	November 3, 2020
November	November 3, 2020	November 4, 2020	December 1, 2020
December	December 1, 2020	December 2, 2020	January 4, 2021

The amount planned to be paid to shareholders registered in the Company’s records on declaration dates and base dates of right, above-mentioned, will be of R$0.017249826 per common share and R$0.018974809 per preferred share, which, net of the net withholding income tax of 15% (fifteen percent), correspond to R$0.014662352 per common share and R$0.016128588 per preferred share, except for legal entity shareholders who are exempted from such taxation, who will receive by the declared value.

The payments shall be made as follows:

•      to the Shareholders with shares deposited in the Company and with the updated registration and banking details, upon credit to be made into the current accounts of the financial institutions informed by them;

•      to the Shareholders with shares in custody on B3 S.A. - Brasil, Bolsa, Balcão, through the institutions and/or brokers that maintain their positions in custody.

The shareholders that do not have their details updated should go straight to the Bradesco branch of their preference, with Individual Taxpayer’s ID, Identity Card and proof of residence, to update their registration details and receive the respective values to which they are entitled.

Bradesco clarifies that its current Systematic remains unchanged and that it will inform the market, in a timely manner, of any changes of dates and/or values contained in this notice.

Cidade de Deus, Osasco, SP, December 19, 2019

Yours faithfully,

Banco Bradesco S.A.
Leandro de Miranda Araujo
Executive Deputy Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.